Subject: To announce the differences between 2013 financial statements under Taiwan-IFRSs and IFRSs

To which item it meets: Article 2 paragraph 47 Statement:

1.	Date of occurrence of the event: 2014/4/28

2.	Reasons of occurrence of the event: To announce the differences between 2013 financial statements under International Financial Reporting Standards as adopted by ROC (“Taiwan-IFRSs’) and International Financial Reporting Standards as issued by the IASB (“IFRSs”) 3. Contents of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

(1)	Under Taiwan -IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the ”Company”) reported consolidated net income of NT$40,839,627 thousand and basic earnings per share of NT$5.12 for the year of 2013. The Company also reported total assets of NT$441,185,107 thousand, total liabilities of NT$75,840,953 thousand and total equity of NT$365,344,154 thousand as of December 31, 2013.

(2)	Under IFRSs, the Company reported consolidated net income of NT$42,618 million and basic earnings per share of NT$5.35 for the year of 2013. The Company also reported total assets of NT$440,972 million, total liabilities of NT$77,832 million and total equity of NT$363,140 million as of December 31, 2013.

(3)	The differences in consolidated net income between under Taiwan-IFRSs and IFRSs followed by the Company mainly come from the provision for 10% undistributed retained earning tax. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

4. Any other matters that need to be specified: Chunghwa Telecom's earnings distribution and stockholders equity are in accordance with Taiwan-IFRSs.